September 15, 2005

Filed via EDGAR

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

USA

Dear Mr. Rosenberg;

Re:

Forbes Medi-Tech Inc. (the “Company”)

Form 40-F for the year ended December 31, 2004

Your File Reference 000-30076

Further to your correspondence dated August 23, 2005, please be advised that, unfortunately, we will be unable to reply to your inquires as set out in your said August 23rd correspondence by today’s date.  Therefore, by way of this correspondence, we would appreciate you granting an extension of time to Monday, September 19, 2005.

Thank you for your attention in this matter.  Should you require any additional information, please do not hesitate to contact the undersigned at (604) 689-5899.

Yours truly,

FORBES MEDI-TECH INC.

“David Goold”

David Goold, CA

Chief Financial Officer

cc:

Audit Committee, Forbes Medi-Tech Inc.

Mr. Nitin Kaushal, Director

cc:

Mr. Charles Butt, Forbes Medi-Tech Inc.

President and CEO

cc:

Legal Counsel

Ms. Nancy Glaister, Cawkell Brodie Glaister